Exhibit 12.1
Ratio of Earnings to Fixed Charges
For Period Ended December 31, 2008
(in thousands, except ratio computation)

	Year Ended December 31,
	2008	2007	2006	2005	2004
Income From Continuing Operations	$36,448	$49,791	$50,444	$48,297	$27,151

Adjustments
Minority interest	112	112	206	188	689
Equity in income in unconsolidated joint ventures	(108)	—	(1,853)	—	—
Fixed Charges	67,315	73,494	64,267	56,852	50,126
Distributed income of equity investees	—	—	3,308	(12)	3,119
Capitalized interest	(2,933)	(3,194)	(5,820)	(3,354)	(3,204)

Earnings as Defined	$100,834	$120,203	$110,552	$101,971	$77,881

Fixed Charges
Interest expense	$60,851	$66,520	$53,732	$47,050	$40,722
Capitalized interest	2,933	3,194	5,820	3,354	3,204
Amortization of debt premiums / discounts	1,902	2,102	3,231	4,999	4,871
Amortization of loan fees	1,629	1,678	1,484	1,449	1,329

Fixed Charges	$67,315	$73,494	$64,267	$56,852	$50,126

Ratio of earning to Fixed Charges	1.50	1.64	1.72	1.79	1.55